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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66660

RECEIVED FEB 24 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BH CLEARING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8055 E Tufts Avenue, 10th Floor
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Townsend 720-489-6525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BH Clearing, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MASHELL M. PETERSEN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 07/08/2008

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BH CLEARING, LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Financial Statements and Supplementary Information

December 31, 2005

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

BH CLEARING, LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Index to Financial Statements and Supplementary Information

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Managers and Member
BH Clearing, LLC:

We have audited the accompanying statement of financial condition of BH Clearing, LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BH Clearing, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
January 25, 2006

BH CLEARING, LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents – unrestricted	$	1,000,000
Cash segregated under federal regulations		500
Prepaid expenses		17,793
Total assets	$	1,018,293

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accrued expenses	$	7,960
Payable to affiliates		52,325
Total liabilities		60,285
Member's equity:		
Capital contribution		1,000,000
Accumulated deficit		(41,992)
Total member's equity		958,008
Total liabilities and member's equity	$	1,018,293

See accompanying notes to financial statements.

BH CLEARING, LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Operations

Year ended December 31, 2005

Revenues:	
Fees	$ —
Other income	—
Total revenues	—
Expenses:	
Compensation and benefits	—
Occupancy and equipment	—
Communications and data processing	1,513
Clearing charges	—
Professional and regulatory fees	34,384
Other expenses	1,980
Total expenses	37,877
Net loss	$ (37,877)

See accompanying notes to financial statements.

BH CLEARING, LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Member's Equity

Year ended December 31, 2005

		Capital contribution	Accumulated deficit	Total member's equity
Balance at December 31, 2004	$	1,000,000	(4,115)	995,885
Capital contribution		—	—	—
Net loss		—	(37,877)	(37,877)
Balance at December 31, 2005	$	1,000,000	(41,992)	958,008

See accompanying notes to financial statements.

BH CLEARING, LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(37,877)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Decrease in prepaid expenses		7,207
Increase in accounts payable and other accrued expenses		7,960
Increase in payable to affiliates		22,710
Net cash used in operating activities		—
Cash and cash equivalents, beginning of year		1,000,000
Cash and cash equivalents, end of year	$	1,000,000

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

BH Clearing, LLC (the Company) is a wholly owned subsidiary of Jackson National Life Insurance Company (Jackson), which has provided all of the funding for the Company's start-up operations. Jackson in turn is an indirect, wholly owned subsidiary of Prudential plc.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is being established to provide clearing operations to clear transactions for Curian Capital, LLC (Curian), an affiliated company.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

(d) Cash Segregated Under Federal Regulations

Cash of $500 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(e) Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements as the income or loss of the Company will be reported in the income tax return of the member.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2005, the Company had net capital of $940,215, which was $690,215 in excess of its requirement.

(Continued)

(3) Related-Party Transactions

The Company participates in a cost allocation plan with other wholly owned subsidiaries of Jackson as well as a cost allocation plan with Curian. Under the allocation plans, operating expenses are allocated between the subsidiaries of Jackson, and between the Company and Curian, based on applicable criteria as defined in the plans. As the Company's operations during 2005 have focused exclusively on obtaining appropriate federal and state registrations and self-regulatory organization memberships, no costs were charged to the Company during 2005 under either plan.

(4) Regulatory Pronouncements

In October 2003, the NASD issued Notice to Members 03-63 (NTM 03-63), which outlines the SEC guidance on the recording of expenses and liabilities by broker/dealers. On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker/dealer and required the broker/dealer to either record the expenses borne by the affiliate or to adjust the broker/dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation plans referred to in note 3.

Schedule I

BH CLEARING, LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total member's equity qualified for net capital	$	958,008
Deductions to determine net capital:		
Nonallowable assets:		
Prepaid expenses		17,793
Net capital before haircuts on securities positions		940,215
Haircuts on securities positions		—
Net capital		940,215
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation		250,000
Total net capital requirement		250,000
Excess net capital	$	690,215

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2005, computed by the Company and filed with NASD Regulation, Inc. on January 13, 2006, does not differ materially from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

Schedule II

BH CLEARING, LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation for Determination of Customer Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

As the Company has not begun operations as of December 31, 2005, it is not required to calculate and maintain a special reserve for the protection of customers. The Company has established the Special Reserve Account for the Exclusive Benefit of Customers as of December 31, 2005 in conjunction with the NASD membership approval process and has funded the account with $500.

See accompanying independent auditors' report.

Schedule III

BH CLEARING, LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

As the Company has not begun operations as of December 31, 2005, it has not begun receiving customer fully paid or excess margin securities and has no such securities in its possession or control as of December 31, 2005.

See accompanying independent auditors' report.

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer

The Board of Managers and Member
BH Clearing, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of BH Clearing, LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
January 25, 2006